As filed with the Securities and Exchange Commission on August 21, 2007

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CHINA MOBILE LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

HONG KONG, CHINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen's Road Central Hong Kong (852) 2826-8688

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, Par Value HK$0.10 per Share, of China Mobile Limited	150,000,000 American Depositary Shares	$5.00	$7,500,000	$230.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14 and 15

(vi)  The deposit or sale of securities resulting from

Articles number 12, 15 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18 and 21

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter from the Depositary to the Issuer, relating to Pre-release of American Depositary Receipts. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 21, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value HK$0.10 each, of China Mobile Limited.

By:

The Bank of New York,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, China Mobile Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, China on August 21, 2007.

CHINA MOBILE LIMITED

By:  /s/ WANG Jianzhou

Name:  WANG Jianzhou

Title:    Chairman and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints WANG Jianzhou, XIN Fanfei and GUAN Yimin, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 21, 2007.

/s/ WANG Jianzhou

/s/ LI Yue

WANG Jianzhou

LI Yue

Executive Director, Chairman and Chief

Executive Director

Executive Officer

 (Principal Executive Officer)

________________________________

/s/ XUE Taohai

LU Xiangdong

XUE Taohai

Executive Director

Executive Director and Chief Financial Officer

(Principal Financial and Accounting Officer)

/s/ SHA Yuejia

/s/ LIU Aili

SHA Yuejia

LIU Aili

Executive Director

Executive Director

/s/ XIN Fanfei

/s/ XU Long

XIN Fanfei

XU Long

Executive Director

Executive Director

/s/ LO Ka Shui

/s/ Frank WONG Kwong Shing

LO Ka Shui

Frank WONG Kwong Shing

Independent Non-Executive Director

Independent Non-Executive Director

/s/ Moses CHENG Mo Chi

_____________________________

Moses CHENG Mo Chi

Paul Michael DONOVAN

Independent Non-Executive Director

Non-Executive Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Mobile Limited, has signed this Registration Statement in the City of Newark, State of Delaware, on August 21, 2007.

By: /s/ Donald J. PUGLISI

Name:  Donald J. PUGLISI

Title:  Managing Director

           Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of

May 30, 2006 , among China Mobile Limited, The Bank of New York as

Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

    2

Form of Letter from the Depositary to the Issuer, relating to Pre-release of American Depositary Receipts

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

5

Certification under Rule 466.